Exhibit 99.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q of Archer-Daniels-Midland Company (the "Company") for the quarterly period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, D. J. Schmalz, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Archer-Daniels-Midland Company and will be retained by Archer-Daniels-Midland Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ D. J. Schmalz
D. J. Schmalz
Senior Vice President and
 Chief Financial Officer
May 13, 2003